Exhibit 99.1

SOLOWIN HOLDINGS Announces Participation in Libeara’s Funding Round to Accelerate
Growth of the Tokenization Ecosystem

HONG KONG, April 10, 2026 (GLOBE NEWSWIRE) -- SOLOWIN HOLDINGS (Nasdaq: AXG) (“AXG” or the “Company”), a leading financial technology firm bridging traditional and digital assets, today announced that its venture arm, AlloyX Ventures Limited, has participated in the latest funding round for Libeara Pte. Ltd. (“Libeara”), which operates a regulated real-world asset (RWA) tokenization platform. This investment aims to deepen ecosystem synergies and further advance tokenization initiatives across Asia and globally, while strengthening the bridge between traditional finance and on-chain markets. AlloyX Limited, a subsidiary of AXG, and Libeara have collaborated previously to launch RYT, a tokenized money market fund, built on AXG’s AI-driven tokenization service platform, FERION.

Dr. Thomas Zhu, Chief Executive Officer and Director of AlloyX Ventures Limited, commented: “As an SC Ventures-incubated entity, Libeara excels in regulatory compliance, institutional-grade capabilities, and robust infrastructure. AXG is confident in its long-term potential within regulated digital asset markets. As a Board Observer, I look forward to providing strategic support and partnering with the management team to advance compliant digital infrastructure.”

Mr. Aaron Gwak, Founder and Chief Executive Officer of Libeara, commented: “Tokenization only delivers real value when it is built on compliant, institutional-grade infrastructure — and this round gives us the resources to extend that infrastructure to more asset classes, more markets, and more investors.”

About SOLOWIN HOLDINGS

SOLOWIN HOLDINGS is a leading global regulated fintech company. Established in 2016, AXG combines blockchain and artificial intelligence technologies to operate a fully compliant dual-token digital economy super platform. Guided by the mission “Mobilizing Tokens 24/7,” the Company operates two core business pillars: Digital Asset Tokens and Intelligent Asset Tokens. Its offerings span stablecoin issuance and payments, asset tokenization, securities trading and asset management, as well as AI-powered services including cloud infrastructure, Know-Your-Agent verification, and token router. Through its integrated ecosystem, including AXCOIN, AXONE, FERION, SOLOMON, SCION, and KOVAR, AXG empowers global institutions and investors to capitalize on the rapid growth of the dual-token economy.

For more information, visit alloyx.com or the Investor Relations webpage at ir.alloyx.com.

About FERION

FERION, developed by AXG, is a technology platform focused on institutional-grade asset tokenization. Powered by AI and big data, it provides end-to-end solutions for real-world assets (RWA) worldwide. FERION builds secure, scalable and interoperable infrastructure to bridge traditional finance and on-chain assets, covering financial and real-economy assets including funds, bonds, equities, gold, new energy, biopharmaceuticals and computing infrastructure.

For more information, please visit: ferion.io.

About Libeara

Libeara is rebuilding capital markets on-chain through its compliance-first approach to the tokenization of real-world assets. The company is backed by Standard Chartered’s innovation arm, SC Ventures, whose mission is to rewire the DNA of banking. To date, Libeara’s infrastructure has supported the tokenization of more than US$1B in regulated assets — including the world’s highest-rated tokenized U.S. Treasury fund and Asia’s first tokenized retail money market fund. With multi-chain interoperability and institutional-grade security and governance, Libeara is scaling access to real-world assets the right way — transparent, regulated, and on-chain.

For more information, please visit: libeara.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. The Company has attempted to identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations that arise after the date hereof, except as may be required by law. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including the “Risk Factors” section of the Company’s most recent Annual Report on Form 20-F as well as in its other reports filed or furnished from time to time with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For investor and media inquiries please contact:

SOLOWIN HOLDINGS
Investor Relations Department
Email: ir@solowin.io

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com